SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Name of Subject Company)

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

018680306

(CUSIP Number of Class of Securities)

Peter C. Chang

Chief Executive Officer

Alliance Fiber Optic Products, Inc.

275 Gibraltar Drive

Sunnyvale, California 94089

(408) 736-6900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo

Gabriella A. Lombardi

Matthew K. Desharnais

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented from time to time, and the exhibits thereto, the “Schedule 14D-9”) of Alliance Fiber Optic Products, Inc. (“AFOP” or the “Company”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016. The Schedule 14D-9 relates to a tender offer by Apricot Merger Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Corning Incorporated, a New York corporation (“Corning” or “Parent”), to purchase all of the issued and outstanding common stock of AFOP, and the related rights to purchase shares of Series A Preferred Stock of the Company distributed to the holders of the common stock of AFOP pursuant to the Amended and Restated Rights Agreement, dated March 10, 2011, between AFOP and American Stock Transfer & Trust Company, LLC, as rights agent (each a “Share” and collectively, the “Shares”) at a per Share purchase price of $18.50, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Parent with the SEC on April 21, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 5, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 5. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.      The Solicitation or Recommendation

“Item 4. The Solicitation or Recommendation — Background of the Transactions” is hereby amended and supplemented by inserting the following language at the end of the third paragraph of the section:

“The confidentiality agreement with Party B contains a standstill agreement obligating Party B to refrain from various actions related to acquisition of control of the Company (“Standstill”), such as making proposals to acquire the Company, buying shares, and engaging in a proxy contest, and further prohibits Party B from making any public or private request that the Company waive the standstill restrictions.  Effective May 27, 2016, in connection with the settlement of litigation described in Item 8 below, the Company waived the Standstill to the extent that it would prevent Party B from making any confidential proposal or offer to acquire the Company.”

“Item 4. The Solicitation or Recommendation — Background of the Transactions” is hereby amended and supplemented by inserting the following language at the end of the fourth paragraph of the section:

“In making a judgment about which parties would be most likely to be interested in a transaction, the Company Board, with Cowen’s assistance, took into account a variety of factors including, but not limited to, the degree of fit with the Company’s business and products, potential buyers’ knowledge of the industry, and any prior discussions suggesting an interest in exploring a business combination with the Company.  None of the parties identified had ever made a previous proposal to acquire the Company.”

“Item 4. The Solicitation or Recommendation — Background of the Transactions” is hereby amended and supplemented by inserting the following language at the end of the paragraph that begins “On February 15, 2016:”

“The meeting was subsequently postponed by the Company’s management because it appeared that the Company and Corning were close to agreeing to a transaction, Party D had not entered into a confidentiality agreement and it appeared that Party D’s interest was still at a very preliminary stage.”

“Item 4. The Solicitation or Recommendation — Background of the Transactions” is hereby amended and supplemented by amending and restating the paragraph that begins “On March 12, 2016” to read in its entirety as follows:

“On March 12, 2016, the Company Board held a special telephonic meeting, with representatives from Cowen and Pillsbury participating, to discuss Corning’s best and final offer. Representatives from Cowen reviewed with the Company Board a preliminary financial analysis reflecting the updated proposal from Corning. Representatives of Cowen also presented a preliminary timeline to the signing of a definitive agreement. The Company Board discussed the potential interest from Party D, noting that the parties had not entered into a confidentiality agreement and had not exchanged confidential information. The Company Board concluded that Party D’s interest was still at a very preliminary stage and it was unlikely to result in a written offer prior to entering into a definitive agreement with Corning, which the parties had already spent considerable time negotiating. The Company Board also noted that Corning had conducted extensive due diligence and that it would take a considerable amount of time for Party D to conduct due diligence and negotiate a definitive agreement, which would introduce a level of uncertainty not present given the late stage of negotiations with Corning. The Company Board and representatives of Cowen discussed in detail the updates in recent discussions with all potential interested parties and whether other parties might be interested in acquiring the Company at a valuation equal to or greater than $18.50 per Share. It was concluded that it would be highly unlikely for another bidder to emerge, given the Company had not received any other indications of interest that would lead to a similar offer. Pillsbury again reviewed with the Company Board its fiduciary duties during a potential sale process and answered questions. Management then reviewed with the Company Board the risks and benefits of continuing as a standalone entity and the status of the Company’s business, including the Company’s projections and prospects and the challenges facing the optical components industry.  The Company Board then discussed certain challenges facing the Company, including: the emergence of larger competitors in the optical components industry who have greater access to capital and larger customers; the industry trend towards consolidation; the continued cyclicality in the optical components industry and its effect on the Company’s business; the Company’s financial results at the end of 2015 and the beginning of 2016; and the volatility of the technology sector generally. After discussion, the Company Board authorized and directed the Company’s management to proceed with the transaction at the proposed offer price of $18.50.”

“Item 4. The Solicitation or Recommendation — Certain Prospective Financial Information” is hereby amended and supplemented by inserting the following language at the end of the third paragraph of the section:

“Neither the March 2016 Projections nor the April 2016 Projections were provided to Corning.”

“Item 4. The Solicitation or Recommendation — Certain Prospective Financial Information—March 2016 Projections(1),” “—April 2016 Projections(1)” and “—Unlevered After-tax Cash Flow”  are hereby amended and restated to read in their entirety as follows:

“March 2016 Projections(1)

(In millions, except for earnings per share)	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$82.0	$92.3	$101.5	$111.7	$121.8	$132.7
Taxes	(5.0)	(6.0)	(6.5)	(7.4)	(8.0)	(9.0)
Net Income (non-GAAP)	17.5	19.6	22.1	24.5	27.0	29.2
Earnings per share (non-GAAP)	1.11	1.23	1.39	1.53	1.68	1.81
Depreciation and Amortization	2.8	2.8	3.0	3.4	3.7	4.0
EBITDA (non-GAAP)(2)	24.7	27.8	31.0	34.4	37.8	41.2

April 2016 Projections(1)

(In millions, except for earnings per share)	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$82.0	$90.0	$100.0	$110.0	$119.0	$128.0
Taxes	(5.3)	(6.1)	(6.9)	(7.7)	(8.3)	(8.9)
Net Income (non-GAAP)	15.8	18.2	20.6	23.0	25.0	26.7
Earnings per share (non-GAAP)	1.00	1.15	1.30	1.44	1.56	1.66
Depreciation and Amortization	2.8	2.8	3.0	3.4	3.7	4.0
EBITDA (non-GAAP)(2)	23.2	26.5	29.8	33.3	36.1	38.6

April 2016 Projections - Unlevered After-tax Cash Flow

(In millions)	2016E	2017E	2018E	2019E	2020E
Unlevered After-tax Cash Flow (non-GAAP)(3)	$13.4	$15.8	$18.2	$20.8	$20.9

(1)         The non-GAAP financial information presented in the projections above exclude stock-based compensation expense and quarterly bonus accrual.

(2)         EBITDA is earnings before interest, taxes, depreciation and amortization and also excludes stock-based compensation expense and quarterly bonus accrual.

(3)         Derived by Cowen based upon information provided by the management of the Company as EBITDA (non-GAAP) less depreciation and amortization, less taxes, plus depreciation and amortization, less capital expenditures and less increases in net working capital. Further, the Company estimated capital expenditures would be $4 million for each of 2016 through 2019 and $6 million in 2020 and that the annual increase in working capital would be roughly 0.7% of revenue.

The April revision to the projections took into account various factors including, but not limited to, the preliminary results from the first quarter of 2016 and management’s perception of increasing risks and uncertainties for the Company’s business as of the date of the revised projections.”

“Item 4. The Solicitation or Recommendation — Opinion of AFOP’s Financial Advisor — Summary of Material Financial Analyses — Analysis of Selected Publicly Traded Companies” is hereby amended and supplemented by amending the third paragraph of the section and the table that follows to read in their entirety as follows:

“The following table presents the multiple of Enterprise Value to Adjusted EBITDA and revenues for the Selected Companies, and the multiple of price per share to reported or estimates of Adjusted EPS for the Selected Companies, in each case, for calendar years 2015 and 2016. The information in the table is based on the closing stock prices of the Selected Companies on April 6, 2016.

	Selected Companies Multiples
Selected Company	Enterprise Value as a multiple of CY2015A Adjusted EBITDA		Enterprise Value as a multiple of CY2016E Adjusted EBITDA		Enterprise Value as a multiple of CY2015A Revenue		Enterprise Value as a multiple of CY2016E Revenue		Price as a multiple of CY2015A Adjusted EPS		Price as a multiple of CY2016E Adjusted EPS
Applied Optoelectronics, Inc.	10.9	x	6.7	x	1.6	x	1.2	x	14.4	x	10.3	x
EMCORE Corporation	4.0	x	2.7	x	0.3	x	0.2	x	27.3	x	21.0	x
Finisar Corporation	9.2	x	7.9	x	1.4	x	1.3	x	18.6	x	15.6	x
II-VI Incorporated	9.3	x	N/A	(1)	1.7	x	1.6	x	19.7	x	18.7	x
Lumentum Holdings Inc.	14.3	x	11.0	x	1.8	x	1.6	x	25.4	x	17.9	x
NeoPhotonics Corporation	14.2	x	11.1	x	1.8	x	1.5	x	27.3	x	21.2	x
Oclaro, Inc.	NM	(2)	17.3	x	2.0	x	1.6	x	NM	(2)	35.8	x
O-Net Technologies (Group) Limited	12.2	x	N/A	(1)	1.5	x	1.1	x	17.8	x	14.2	x
Low	4.0	x	2.7	x	0.3	x	0.2	x	14.4	x	10.3	x
Mean	10.6	x	9.4	x	1.5	x	1.3	x	21.5	x	19.3	x
Median	10.9	x	9.5	x	1.6	x	1.4	x	19.7	x	18.3	x
High	14.3	x	17.3	x	2.0	x	1.6	x	27.3	x	35.8	x

(1)         “N/A” means multiple not available.

(2)         “NM” means multiple considered not meaningful.”

“Item 4. The Solicitation or Recommendation — Opinion of AFOP’s Financial Advisor — Summary of Material Financial Analyses — Analysis of Selected Transactions” is hereby amended and supplemented by amending the third paragraph of the section and the table that follows to read in their entirety as follows:

“The following table presents the multiple of Enterprise Value to Adjusted EBITDA and revenues for the Selected Transactions for the periods indicated.

Acquiror	Target	NTM Adjusted EBITDA		LTM Revenue		NTM Revenue
Koch Industries, Inc.	Oplink Communications, Inc.	7.1	x	1.5	x	1.2	x
M/A-COM Technology Solutions Holdings, Inc.	BinOptics Corporation	N/A	(1)	5.1	x	N/A	(1)
NeoPhotonics Corporation	EMCORE Corporation (Narrow Linewidth Tunable Laser Product Line)	N/A	(1)	0.4	x	N/A	(1)
Finisar Corporation	u2t Photonics AG	N/A	(1)	0.8	x	N/A	(1)
II-VI Incorporated	Oclaro Technology Limited (Fiber Amplifier and Micro-Optics Business)	N/A	(1)	0.9	x	N/A	(1)
II-VI Incorporated	Oclaro Technology Limited (Zurich Gallium Arsenide Laser Business)	N/A	(1)	1.3	x	N/A	(1)
Mellanox Technologies, Ltd.	Kotura, Inc.	N/A	(1)	5.5	x	N/A	(1)
Avago Technologies Limited	CyOptics, Inc.	9.1	x	1.9	x	1.6	x
NeoPhotonics Corporation	Lapis Semiconductor Co., Ltd. (Optical Components Unit)	N/A	(1)	0.6	x	0.8	x
Exotic Electro-Optics, Inc.	Lightworks Optics, Inc.	N/A	(1)	1.6	x	N/A	(1)
Finisar Corporation	RED-C Optical Networks, Inc.	N/A	(1)	2.2	x	2.2	x
Sumitomo Electric Device Innovations U.S.A., Inc.	EMCORE Corporation (Assets)	N/A	(1)	1.7	x	N/A	(1)
Oclaro, Inc.	Opnext, Inc.	5.2	x	0.5	x	0.3	x
Eurazeo Croissance	3S Photonics S.A.S.	N/A	(1)	0.9	x	N/A	(1)
NeoPhotonics Corporation	Santur Corporation	N/A	(1)	0.8	x	N/A	(1)
IDEX Corporation	CVI Melles Griot	N/A	(1)	2.2	x	N/A	(1)
Finisar Corporation	Ignis ASA	13.6	x	2.5	x	1.6	x
Ignis ASA	SmartOptics AS	N/A	(1)	1.4	x	N/A	(1)
Francisco Partners	Source Photonics Inc.	N/A	(1)	0.7	x	N/A	(1)
Oclaro, Inc.	Mintera Corporation	N/A	(1)	0.6	x	N/A	(1)
Oclaro, Inc.	Xtellus, Inc.	N/A	(1)	2.1	x	1.4	x
Opnext, Inc.	StrataLight Communications, Inc.	NM	(2)	1.7	x	1.0	x
Finisar Corporation	Optium Corporation	6.2	x	1.2	x	0.9	x
JDS Uniphase Corporation	Westover Scientific Inc. (Assets)	N/A	(1)	3.3	x	N/A	(1)
EMCORE Corporation	Intel Corp. (Optical Division)	N/A	(1)	N/A	(1)	1.3	x
Emerson Electric Company	Stratos International, Inc.	N/A	(1)	1.0	x	N/A	(1)
Oplink Communications, Inc.	Optical Communication Products, Inc.	N/A	(1)	0.9	x	0.9	x
JDS Uniphase Corporation	Picolight Incorporated	N/A	(1)	2.3	x	N/A	(1)
MRV Communications, Inc.	Fiberxon, Inc.	N/A	(1)	2.8	x	1.7	x

	Low	5.2	x	0.4	x	0.3	x
	Mean	8.3	x	1.7	x	1.3	x
	Median	7.1	x	1.5	x	1.3	x
	High	13.6	x	5.5	x	2.2	x

(1)         “N/A” means multiple not available.

(2)         The transaction involving StrataLight Communications, Inc. as the target company was excluded because negative multiples were considered not meaningful.”

Item 8.         Additional Information

“Item 8. Additional Information — Certain Litigation” is hereby amended and supplemented by replacing the final paragraph of the section with the following paragraphs:

“On May 26, 2016, solely to avoid the costs, risks and uncertainties inherent in litigation, the Company entered into a memorandum of understanding with the plaintiffs and other named defendants, including the members of the Company Board, Corning and Purchaser, regarding the settlement of the Bushansky, Luck, Doerr and Khaki actions (“Lawsuits”).

Under the terms of the memorandum of understanding, the Company, the other named defendants and the plaintiffs have agreed, among other things, to settle the Lawsuits and all related claims subject to approval of the Court. If the Court approves the settlement contemplated in the memorandum of understanding, the asserted claims will be released and the Lawsuits will be dismissed with prejudice. Although the Company believes that no further supplemental disclosure is required under applicable laws, as a result of pendency and prosecution of the Lawsuits, the Company has agreed to make available additional information to its stockholders in this Amendment No. 5. Additionally, in connection with the settlement, plaintiffs intend to seek, and the defendants have agreed to pay, an award of attorneys’ fees and expenses in an amount to be negotiated by the parties or determined by the Court, if no agreement is reached.

If the settlement is finally approved by the Court, it is anticipated that the settlement will resolve and release all claims in all actions that were or could have been brought challenging any aspect of the proposed merger, the Merger Agreement, and any disclosure made in connection therewith. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the Court will approve the settlement even if the parties were to enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated. The settlement will not affect the merger consideration to be paid to stockholders of the Company in connection with the proposed merger.

The Company and the members of the Company’s Board have vigorously denied, and continue vigorously to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the Lawsuits, and expressly maintain that, to the extent applicable, they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into the contemplated settlement solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the merger that might arise from further litigation. Nothing in this Amendment No. 5, the memorandum of understanding or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The outcome of the above litigation cannot be predicted with certainty; however, the Company, Corning and Purchaser believe the Lawsuits are without merit. A preliminary injunction could delay or jeopardize the completion of the transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the transactions.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2016	Alliance Fiber Optic Products, Inc.

	By:	/s/ Anita K. Ho
Anita K. Ho
Acting Chief Financial Officer